Exhibit 99.1

Vermilion Energy Inc. has been named one of Canada's Top 25 Best Workplaces for fourth consecutive year

CALGARY, April 10, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce that for a fourth consecutive year, it has been recognized as one of the Top 25 Best Workplaces in Canada.

Vermilion earned the 22nd spot on the Best Workplaces list. This positive ranking is a result of Vermilion's strong corporate culture, its exceptional programs and because its employees continue to endorse it as a great workplace.

"This recognition is not only a measure of our commitment to our people and to creating a great place to work, it's a reflection of how we work together to achieve outstanding results." says President & CEO Lorenzo Donadeo.

Vermilion Energy is the only oil and gas company of its size to be included in this year's Top 25.

The competition process is managed by the Great Place to Work® Institute Canada and is based on two criteria: two-thirds of the total score comes from a survey completed by staff; the remaining one-third of the score comes from an in-depth review of the organization's culture, including an evaluation of workplace programs. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture.

About Vermilion Energy Inc.: Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

About the Great Place to Work® Institute: Great Place to Work® Institute is a global research and management consultancy with expertise on workplace transformation and a presence in 48 countries worldwide. Its mission is to improve society by creating better workplaces. Great Place to Work® Institute is best-known for its global Best Workplaces Program, which is produced in conjunction with prestigious media partners such as the Globe and Mail, the Financial Times and Fortune. With more 6000 organizations taking part in over 48 national lists across the globe, the program is the world's largest of its kind.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Mona Jasinski, EVP, People
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 09:55e 10-APR-13